

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2015

Kevin D. Howard
Senior Vice President—Finance
Controller and Chief Accounting Officer
CCH I, LLC
400 Atlantic Street
Stamford, CT 06901

> **Re: CCH I, LLC**
> **Registration Statement on Form S-4**
> **Filed June 26, 2015**
> **File No. 333-205240**

Dear Mr. Howard:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please disclose and briefly describe the total consideration and valuation of the TWC merger, including cash, equity, and debt and estimated equity investment components.

2.   Please disclose the closing price per share of TWC as of May 22, 2015, the last trading day before the public announcement of the merger agreement, and what premium the offer consideration represents over such closing price.

3.   Please briefly explain why Liberty Broadband and Liberty Interactive's shares of TWC common stock will convert into the right to receive shares of New Charter Class A common stock equivalent to 1.106 shares of Charter's existing Class A common stock, and how this consideration compares to the consideration being offered to TWC shareholders.   In addition, please disclose the price per Charter share of Liberty

Broadband's $4.3 billion investment upon the closing of the TWC merger and $700 million investment upon closing of the BHN transactions.

Questions And Answers About The Mergers…

Q: Why am I receiving this document?, page 4

4.   We note your question and answer on page 6 relating to the issuance of New Charter shares in exchange for existing Charter shares. Nevertheless, please revise to briefly explain why Charter shareholders are receiving new shares, including the reasons for the reorganization in connection with the other transactions.

5.   We note the use of "first merger," "second merger," and "third merger" in subsequent question and answers. Although previously defined in your "Index of Defined Terms," please consider including an illustration of each step of the transactions.

Q: What happens if the mergers are not completed?, page 8

6.   You should consider including a separate question and answer that highlights the purpose of the tail condition and its effect on Charter if implicated.

Summary

The BHN Transactions, page 25

7.   Please explain the 6% coupon.

What TWC Stockholders Will Receive in the Mergers, page 33

8.   Since the TWC merger is predicated on the Parent Merger why present the consideration before and after the effect of the Parent Merger in your example? You should consider simplifying your illustrative example to only show the merger consideration to be received by TWC shareholders after taking into account both mergers.

Completion of the Mergers is Subject to Certain Conditions, page 46

9.   Please tell us whether the FCC's new Open Internet rules, published by the FCC on April 13, 2015, and effective upon publication in the Federal Register on June 12, 2015, is subject to the eighth condition listed on page 47. If so, please elaborate in a separate risk factor.

Notes to Unaudited Pro Forma Financial Statements

Note 1. TWC Transactions Pro Forma Balance Sheet Adjustments

Preliminary Allocation of Purchase Price (in millions) page 76

10.   We note that the preliminary purchase price of TWC has been allocated to franchises, customer relationships and property plant and equipment based on previous valuations of Charter's assets. With a view towards clarifying your disclosures, tell us how you determined this is a reasonable method of estimating the preliminary fair value of the acquired TWC assets. Also tell us how recently these valuations were performed.

Note 3. TWC Transactions Pro Forma Statement of Operations Adjustments, page 81

11.   We note a $201 million adjustment for processing fees revenue for fiscal year 2014. Please expand your disclosure to describe in more detail the nature of the classification adjustment. Please tell us if this represents a material change in a revenue recognition accounting policy.

12.   You disclose in adjustment b that you amortize customer relationship using an accelerated method. Please disclose the effect on operating results for the five years following the acquisition, if material.

Risk Factors

Risks Related to the Mergers

The market price of New Charter Class A common stock after the mergers…, page 99

13.   Please revise to provide context so investors may understand and distinguish between different business components and operations of Charter and TWC. Highlight how the businesses of both companies differ from each other "in important respects." Please briefly identify and highlight specific risks unique to Charter and TWC that may impact New Charter after the mergers and, if completed, the BHN transactions.

The Transactions, page 123

14.   Please revise to include a subsection describing New Charter's customer composition upon completion of the merger transactions and related transactions. Please also discuss New Charter's anticipated presence in broadband and video markets compared to competitors and what impact Charter and TWC expect the FCC's Open Internet rules will have on New Charter's operations.

15.   Please discuss your July 15, 2015 letter to the FCC where you state that you intend to maintain a "settlement-free Internet interconnection policy" until December 31, 2018. Please discuss the material terms of your obligations and those of interconnecting parties. In addition, please explain the following:

- whether this commitment is binding and whether you may extend the commitment beyond December 31, 2018;
- why the commitment expires after December 31, 2018, and what will happen upon expiration;
- whether you have any plans or intentions to update the policy, negotiate terms of the policy or enter into a different arrangement after December 31, 2018; and
- what effect the new FCC Open Internet rules may have on the enforceability of this settlement-free policy.

16.   Please consider including a map of the United States showing the before and after footprint of New Charter's operations.

17.   Please consider including a discussion to clarify the sequence of transactions that comprises this registration statement and a diagram illustrating New Charter's pro forma ownership while accounting for the cash election option.

Termination of the Comcast-TWC Transaction, page 130

18.   Please disclose the material parts of the concerns expressed by the FCC and DOJ. Please also briefly define a hearing designation order and discuss why TWC concluded that the issuance of such order would make it unlikely that the required regulatory approvals for completion of the merger could be obtained.

Charter-TWC Transactions, page 131

19.   Please explain the material considerations of Charter's board's review and conclusion to proceed on substantially the same economic and governance terms with the Bright House transactions on May 4, 2015.

20.   Please disclose the material terms discussed between Messrs. Marcus and Minson with Company A CEO on May 11, 2015.

21.   Please discuss the reasons for incorporating the cash election option into the consideration for Charter's May 21, 2015 revised offer.

Opinions of TWC's Financial Advisors, page 149

22.   We note that the three financial advisors "jointly performed a variety of financial and comparative analyses." Please clarify whether the three advisors worked collaboratively

in analyzing the transaction, and if not, whether there were any material differences in the analyses or conclusions among the three.

Material U.S. Federal Income Tax Consequences of the Mergers, page 216

23.   We note that you have structured the transaction as three mergers and separately discussed the material tax consequences of each merger to U.S. holders of TWC and Charter stock. However only the tax consequences of the entire transaction are material to investors since all three mergers are interrelated components of one singular transaction. You should streamline the discussion to provide tax counsel's opinion as to the material tax consequences to TWC shareholders as a result of their receipt of cash and New Charter stock in exchange for their TWC shares and to Charter shareholders for their receipt of New Charter stock in exchange for their Charter shares.

24.   Please note that your tax disclosure should not assume the tax consequence at issue or any legal conclusion underlying the opinion. Thus, please revise the "intend" and "assuming such" language to remove uncertainty and clearly state that it is the opinion of counsel that the first merger will constitute a distribution in partial redemption subject to the provision of Section 302(a) of the Code. Please also make corresponding revisions to your disclosure elsewhere in the prospectus, as applicable, including on page 58.

Certain Beneficial Owners of Charter Class A Common Stock, page 317

25.   We note that John Malone is not listed as a beneficial owner of Liberty Broadband's 25% voting interest in Charter. However, it appears that Mr. Malone has the power to direct the voting or disposition of these shares due to his position on the Executive Committee of the Board of Liberty Broadband. In addition, we note Mr. Malone's significant equity interest in Liberty Broadband and his relationship with Mr. Maffei, his co-Executive Committee member. Therefore, please revise to include Mr. Malone in the beneficial ownership table along with Liberty Broadband.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman, Staff Accountant at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney at (202) 551-3788, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Steven A. Cohen
        DongJu Song
        Wachtell, Lipton, Rosen & Katz